

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2023

Michael Quartieri
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
1221 Beltline Rd.
Coppell, TX 75019

> **Re: Dave & Buster's Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2022**
> **Filed March 29, 2022**
> **File No. 001-35664**

Dear Michael Quartieri:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2021 Compared to Fiscal 2020
Reconciliations of Non-GAAP Financial Measures
Adjusted EBITDA, page 38

1. Adjusted EBITDA appears to be a company-level non-GAAP measure, rather than a store-level non-GAAP measure, like store operating income before depreciation and amortization. Please remove the pre-opening expenses adjustment from Adjusted EBITDA, as it appears to represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services